Exhibit 99.1

Wheaton Precious Metals Provides Details of Annual and Special Meeting of Shareholders and Files Form 40-F

TSX: WPM
NYSE: WPM

VANCOUVER, April 1, 2019 /CNW/ - Wheaton Precious Metals™ Corp. ("Wheaton" or the "Company") announces that its Form 40-F report has been filed with the Securities and Exchange Commission and is available on EDGAR. The Company's 2018 audited financial statements, along with its Form 40-F, are also available on the Company's website at www.wheatonpm.com.

Shareholders may also receive a copy of Wheaton's audited financial statements, without charge, upon request to Wheaton's Investor Relations Department, Suite 3500, 1021 West Hastings St., Vancouver, British Columbia, Canada V6E 0C3 or to info@wheatonpm.com.

Annual and Special Meeting of Shareholders

Wheaton will hold its Annual and Special Meeting of Shareholders at the offices of Cassels, Brock & Blackwell LLP, Suite 2200 HSBC Building, 885 West Georgia Street, Vancouver, British Columbia, Canada, on Thursday, May 9, 2019, at 10:30 a.m. Pacific Time.

A live audio webcast of the Annual Meeting of Shareholders will be available at www.wheatonpm.com and will also be archived for later access.

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SOURCE Wheaton Precious Metals Corp.

View original content: http://www.newswire.ca/en/releases/archive/April2019/01/c3859.html

%CIK: 0001323404

For further information: Patrick Drouin, Senior Vice President, Investor Relations, Wheaton Precious Metals Corp., Tel: 1-844-288-9878, Email: info@wheatonpm.com, Website: www.wheatonpm.com

CO: Wheaton Precious Metals Corp.

CNW 17:00e 01-APR-19